UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 15)*

Fossil, Inc.

(Name of Issuer)

Common Stock, Par Value $0.01

(Title of Class of Securities)

349882100

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 349882100

1.	Names of Reporting Persons Tom Kartsotis

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 7,599,225(1)

	6.	Shared Voting Power 4,595,386(2)

	7.	Sole Dispositive Power 7,599,225(1)

	8.	Shared Dispositive Power 4,595,386(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,194,611(1)(2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 17.5%(3)

12.	Type of Reporting Person (See Instructions) IN

(1) Includes 45,053 shares owned by Mr. Kartsotis as custodian for Annie Grace Kartsotis and Jack Kosta Kartsotis, both minors.

(2) Comprised of (i) 2,679,580 shares owned by Lynne Kartsotis, wife of Tom Kartsotis, as to which Mr. Kartsotis disclaims beneficial ownership; (ii) 1,897,338 shares held in The Kartsotis Family Irrevocable Family Trust; and (iii) 18,468 shares held in the Annie Kartsotis Trust and Jack Kartsotis Trust, in which Kosta Kartsotis and Kathy Kartsotis are Joint Trustees.

(3) Based on 69,704,010 shares issued and outstanding as of December 31, 2007.

CUSIP No. 349882100

Item 1.
	(a)	Name of Issuer Fossil, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 2280 N. Greenville Avenue Richardson, Texas 75082

Item 2.
	(a)	Name of Person Filing Tom Kartsotis
	(b)	Address of Principal Business Office or, if none, Residence 2280 N. Greenville Avenue Richardson, Texas 75082
	(c)	Citizenship United States of America
	(d)	Title of Class of Securities Common Stock, par value $0.01 per share
	(e)	CUSIP Number 349882100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not applicable.

CUSIP No. 349882100

Item 4.	Ownership
(a) See Item 9 of cover page.
(b) See Item 11 of cover page.
(c) See Item 5-8 of cover page.

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

CUSIP No. 349882100

Item 10.	Certification
Not applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2008
Date
/s/ TOM KARTSOTIS
Signature
Tom Kartsotis
Name/Title